Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2018 and 2017

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2018 and December 31, 2017

	June 30, 2018	December 31, 2017
		(Adjusted, note 5)
Assets
Current assets:
Cash and cash equivalents (including $2,531 restricted cash, note 12(a))	$51,187	$71,842
Accounts receivable (note 6)	68,841	61,900
Inventories (note 7)	45,235	45,737
Prepaid expenses	6,032	4,726
Current assets held for sale (note 5)	11,721	16,992
Total current assets	183,016	201,197
Long-term investments (note 8)	11,484	9,302
Property, plant and equipment (note 9)	65,773	69,804
Intangible assets (note 10)	18,767	20,943
Deferred income tax assets	1,252	1,848
Goodwill	3,231	3,324
Other long-term assets	5,469	7,204
Total assets	$288,992	$313,622
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$93,012	$86,225
Current portion of long-term debt (note 12)	8,150	8,993
Current portion of long-term royalty payable (note 13)	4,702	2,390
Current portion of warranty liability (note 14)	3,220	3,529
Current liabilities held for sale (note 5)	11,344	19,141
Total current liabilities	120,428	120,278
Long-term debt (note 12)	42,428	45,429
Long-term royalty payable (note 13)	13,818	16,641
Warranty liability (note 14)	2,446	2,772
Deferred income tax liabilities	4,139	4,616
Other long-term liabilities	5,631	5,854
Total liabilities	188,890	195,590
Shareholders’ equity:
Share capital (Unlimited common and preferred shares, no par value)(note 15):
132,470,118 (2017 - 131,279,709) common shares	1,083,615	1,078,280
Other equity instruments	15,017	16,247
Additional paid in capital	10,079	10,079
Accumulated deficit	(986,028)	(966,869)
Accumulated other comprehensive loss	(22,581)	(19,705)
Total shareholders' equity	100,102	118,032
Total liabilities and shareholders' equity	$288,992	$313,622
Commitments and contingencies (note 17)
Subsequent event (note 20)
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
		(Adjusted, note 5)		(Adjusted, note 5)
Product revenue	$79,691	$57,423	$142,878	$111,008
Service and other revenue	798	1,214	1,443	4,908
	80,489	58,637	144,321	115,916
Cost of revenue and expenses:
Cost of product revenue	58,758	43,381	107,941	83,303
Research and development	7,433	13,938	16,024	25,777
General and administrative	14,365	11,775	24,537	22,497
Sales and marketing	3,951	3,978	7,909	8,186
Restructuring costs (recoveries)	193	(1,545)	808	29
Foreign exchange loss (gain)	5,233	1,004	5,199	(567)
Depreciation and amortization	2,246	2,379	4,574	4,750
Loss (gain) on sale of investment and assets	3	—	59	(67)
	92,182	74,910	167,051	143,908
Loss from operations	(11,693)	(16,273)	(22,730)	(27,992)

Income from investments accounted for by the equity method	7,795	5,275	9,264	7,043
Interest on long-term debt and amortization of discount	(2,217)	(7,219)	(4,121)	(10,445)
Other income	543	897	302	773
Loss before income taxes	(5,572)	(17,320)	(17,285)	(30,621)

Income tax expense (recovery)	99	(3,961)	1,003	(4,751)
Net loss from continuing operations	(5,671)	(13,359)	(18,288)	(25,870)
Net income (loss) from discontinued operations (note 5)	761	45,633	(871)	45,620
Net income (loss) for the period	(4,910)	32,274	(19,159)	19,750
Cumulative translation adjustment (Adjusted, note 3(d))	(2,731)	9,007	(2,876)	8,969
Comprehensive income (loss)	$(7,641)	$41,281	$(22,035)	$28,719

Earnings (loss) per share:
From continuing operations - basic and diluted	$(0.04)	$(0.12)	$(0.14)	$(0.23)
From discontinued operations - basic and diluted	0.01	0.41	(0.01)	0.41
Net income (loss) - basic and diluted	$(0.04)	$0.29	$(0.15)	$0.18
Weighted average common shares outstanding:
Basic and diluted	131,946,818	110,462,019	131,836,351	110,317,330

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Six months ended June 30, 2018 and 2017

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
January 1, 2017	110,109,092	$1,042,410	$20,926	$10,079	$(956,890)	$(31,087)	$85,438
Issue of common shares on exercise of share units	1,066,099	5,628	(5,628)	—	—	—	—
Stock-based compensation	—	—	3,044	—	—	—	3,044
Net income for the period	—	—	—	—	19,750	—	19,750
Other comprehensive income (Adjusted, note 3(d))	—	—	—	—	—	8,969	8,969
June 30, 2017	111,175,191	$1,048,038	$18,342	$10,079	$(937,140)	$(22,118)	$117,201

January 1, 2018	131,279,709	$1,078,280	$16,247	$10,079	$(966,869)	$(19,705)	$118,032
Issue of common shares on exercise of share units	1,190,409	5,335	(5,335)	—	—	—	—
Stock-based compensation	—	—	4,105	—	—	—	4,105
Net loss for the period	—	—	—	—	(19,159)	—	(19,159)
Other comprehensive loss	—	—	—	—	—	(2,876)	(2,876)
June 30, 2018	132,470,118	$1,083,615	$15,017	$10,079	$(986,028)	$(22,581)	$100,102

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2018 and 2017

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
		(Adjusted, note 5)		(Adjusted, note 5)
Cash flows from (used in) operating activities:
Net loss for the period from continuing operations	$(5,671)	$(13,359)	$(18,288)	$(25,870)
Items not involving cash:
Depreciation and amortization	4,010	3,580	8,261	7,136
Stock-based compensation expense	1,309	3,000	1,658	4,169
Unrealized foreign exchange loss (gain)	5,233	1,004	5,199	(567)
Deferred income tax	805	(1,258)	(99)	(2,048)
Income from investments accounted for by the equity method	(7,795)	(5,275)	(9,264)	(7,043)
Accretion of long-term debt	2,217	2,797	4,121	6,022
Inventory write-downs to net realizable value	—	277	162	277
Change in fair value of derivatives and bad debts expense	226	—	685	—
Loss on sale of asset or investment	71	—	126	—
Restructuring obligations	(671)	(4,204)	(3,587)	(4,668)
Changes in non-cash operating working capital:
Accounts receivable	(3,644)	(5,536)	(8,050)	(7,450)
Inventories	3,680	(3,029)	27	(3,958)
Prepaid and other assets	(842)	6,073	(1,410)	(615)
Accounts payable and accrued liabilities	(396)	4,726	5,194	8,136
Deferred revenue	(234)	(467)	76	(996)
Warranty liability	(308)	(793)	265	(1,575)
Net cash used in operating activities of continuing operations	(2,010)	(12,464)	(14,924)	(29,050)
Net cash used in operating activities of discontinued operations	(2,285)	(7,682)	(2,874)	(3,896)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,710)	(10,979)	(5,333)	(13,031)
Proceeds on sale of investments and assets	—	—	—	67
Dividends received from joint ventures	7,271	1,733	7,271	5,534
Proceeds received from holdback (see note 5)	—	—	3,600	—
Net cash from (used in) investing activities of continuing operations	5,561	(9,246)	5,538	(7,430)
Net cash from investing activities of discontinued operations	—	77,290	—	77,148
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(3,412)	(11,619)	(8,189)	(27,371)
Drawings on operating lines of credit	1,447	1,728	4,352	15,822
Net cash used in financing activities	(1,965)	(9,891)	(3,837)	(11,549)
Effect of foreign exchange on cash and cash equivalents	(3,360)	2,041	(4,558)	2,115
Increase (decrease) in cash and cash equivalents	(4,059)	40,048	(20,655)	27,338
Cash and cash equivalents, beginning of period	55,246	47,347	71,842	60,057
Cash and cash equivalents (including $2,531 restricted cash, note 12(a)), end of period	$51,187	$87,395	$51,187	$87,395

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2018 and 2017

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Supplementary information:
Interest paid	$191	$247	$2,473	$2,225
Taxes paid, net of refunds	27	—	27	—

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

1. Company organization and operations

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in the transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern

In connection with preparing financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At June 30, 2018, the Company's net working capital was $62,588 including cash and cash equivalents of $51,187, and its long-term debt, including the royalty payable, was $69,098, of which $12,852 matures or is payable in the next twelve months. The Company has incurred a significant loss from continuing operations of $18,288 and negative cash flows from continuing operating activities of $14,924 for the six months ended June 30, 2018, and has accumulated a deficit of $986,028 since inception. In the course of 2017, the Company completed significant non-core asset sales and a capital increase, which allowed repayment of long-term debt otherwise coming due in 2017, and increased the Company’s cash available to fund future operations. The Company continues to work towards its goals of increasing revenues and reducing expenditures, which the Company expects will improve results from operations and operating cash flows in 2018. In particular, with the HPDI 2.0 product now in production, the Company's engineering and development spend and the associated capital expenditures on this product have decreased significantly in 2018 and this reduction has improved cash flows. Evidence of the Company's improved profitability was seen during the three months ended June 30, 2018. In addition, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold or invest in these assets. Connected with this activity of assessing its non-core assets, the Company announced the sale of the compressed natural gas ("CNG") Compressor business during the second quarter of 2018, which closed on July 25, 2018 for gross proceeds of approximately $14,356 (€12,300) with a holdback of $586 (€500) to be released upon fulfillment of an independent audit process to be completed within 30 business days of the closing.

The Company believes that the cash on hand at June 30, 2018 and the improvements to the operations expected for 2018 and beyond will provide the cash flow necessary to fund operations over the next year to August 31, 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

3. Basis of preparation:

(a)    Basis of presentation:

These condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2017, filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at June 30, 2018 and for all periods presented, have been recorded. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the Company's full year results.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Canadian dollar	0.76	0.80	0.78	0.76	0.79	0.75
Australian dollar	0.74	0.78	0.76	0.76	0.78	0.75
Euro	1.17	1.20	1.20	1.13	1.22	1.08
Argentina Peso	0.03	0.06	0.05	0.06	0.05	0.06
RMB	0.15	0.15	0.16	0.15	0.16	0.15
Swedish Krona	0.11	0.12	0.12	0.12	0.12	0.11
Indian Rupee	0.0146	0.0157	0.0150	0.0155	0.0153	0.0152

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

3. Basis of preparation (continued):

(c)Cash and cash equivalents:

Cash and cash equivalents include cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. The $2,531 of restricted cash forms part of the security for the Export Development Canada ("EDC") loan. See note 12 for additional details.

(d)    Prior period correction:

During the third quarter of 2017, the Company identified an error in its financial statements for the three and six months ended June 30, 2017, whereby other long-term assets and other comprehensive income were each understated by $10,000. The Company has corrected this error retrospectively in the Company's interim financial statements for the three and nine months ended September 30, 2017. The comparative figures for the three and six months ended June 30, 2017 have been adjusted for this prior correction.

(e)    Cartesian:

Cartesian Capital Group is a global private equity firm based in New York that has various investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”.  In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016. See notes 8(b), 12 and 13 for additional details of Cartesian’s investments in the Company.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

4. Accounting changes:

(a)    New accounting pronouncements adopted in 2018:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Accounting Standards Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company adopted the guidance using the modified retrospective method as at January 1, 2018 with no material impact to the financial statements.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of this guidance in the first quarter of 2018 did not result in any material impact to the financial statements.

Income Taxes (Topic 740): Accounting for Income Taxes on Intercompany Transfers:

In October 2016, the FASB issued ASU 2016-16, which requires entities to recognize the income tax consequences of intercompany asset transfers in the period in which the transfer occurs, with the exception of inventory transfer. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017. The adoption of this guidance in the first quarter of 2018 did not result in any material impact to the financial statements.

(b)    New accounting pronouncements to be adopted in the future:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. It requires the recognition of right-of-use assets and lease liabilities by lessees for those leases with a lease term of greater than 12 months. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and interim periods with early adoption permitted. The Company's future minimum lease payments at June 30, 2018 under operating leases are disclosed in note 17. The Company has commenced its evaluation of the adoption of this new standard and will provide additional information in the third quarter of 2018.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

5. Sale of assets:

On May 17, 2018, the Company announced the sale of its CNG Compressor business, which sale was duly completed on July 25, 2018 for gross proceeds of approximately $14,356 (€12,300) with a holdback of $586 (€500) to be released upon fulfillment of an independent audit process to be completed within 30 business days of the closing. As a result, the assets and liabilities of the CNG Compressor business are accounted for as held for sale at June 30, 2018. The comparative balances of the discontinued CNG Compressor business were also reclassified as at December 31, 2017, with impact to the following balance sheet accounts: accounts receivable, inventories, property, plant and equipment, accounts payable and accrued liabilities, and warranty liability. The notes for these account balances have been adjusted for these reclassifications in these interim financial statements.

During the second quarter of 2017, substantially all of the former Industrial business segment (excluding the electronics and high pressure product lines) was sold.

As discussed in note 13, 15% of the net consideration received on these asset sales was paid or will be payable against the royalty payable due to Cartesian.

The carrying amounts of the major classes of assets and liabilities held for sale for both the CNG Compressor business and Industrial business segment at June 30, 2018 and December 31, 2017 are shown below:

	June 30, 2018	December 31, 2017

Cash	$—	$5,924
Accounts receivable	5,570	5,267
Inventories	5,793	5,006
Property, plant, and equipment	358	795
Total assets classified as held for sale	$11,721	$16,992

Accounts payable and accrued liabilities	$4,244	$12,597
Restructuring obligations	867	—
Income taxes payable	3,448	3,448
Other current liabilities	1,360	1,462
Deferred income tax liabilities and other liabilities	1,425	1,634
Total liabilities classified as held for sale	$11,344	$19,141

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

5. Sale of assets (continued):

The following table presents financial results of the CNG Compressor business and Industrial business segment which are included in net income from discontinued operations for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Product and service revenue	$3,848	$13,899	$7,611	$34,189

Cost of product revenue	3,144	10,928	6,240	26,760
Research and development	254	1,054	526	2,472
General and administrative	284	1,220	813	2,666
Sales and marketing	205	885	435	1,962
	3,887	14,087	8,014	33,860
Operating income (loss) from discontinued operations	(39)	(188)	(403)	329

Restructuring cost and other expenses	—	373	1,268	613
Gain on sale of assets	(800)	(54,884)	(800)	(54,884)
Income (loss) from discontinued operations before income tax	761	54,323	(871)	54,600
Income tax expense	—	8,690	—	8,980
Net income (loss) from discontinued operations	$761	$45,633	$(871)	$45,620

On January 1, 2018, the Company exited the portion of the facility related to the discontinued Industrial business segment and recorded a $1,268 lease-exit restructuring obligation. The lease terminates in August of 2019. During the second quarter of 2018, the Company adjusted a provision related to the Industrial business segment and recorded an additional gain of $800.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

6. Accounts Receivable:

	June 30, 2018	December 31, 2017
Customer trade receivables	$62,209	$51,719
Holdback receivables	3,125	6,750
Other receivables	5,055	4,337
Income tax receivable	1,033	1,232
Due from related parties (note 8(a))	112	156
Allowance for doubtful accounts	(2,693)	(2,294)
	$68,841	$61,900

7. Inventories:

	June 30, 2018	December 31, 2017
Purchased parts	$32,099	$32,352
Work-in-process	2,021	2,187
Finished goods	10,441	10,505
Inventory on consignment	674	693
	$45,235	$45,737

During the three and six months ended June 30, 2018, the Company recorded write-downs to net realizable value of nil (three months ended June 30, 2017 - $277) and $162 (six months ended June 30, 2017- $277).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

8. Long-term investments:

	June 30, 2018	December 31, 2017
Cummins Westport Inc. (a)	$9,002	$6,799
Weichai Westport Inc. (b)	1,824	1,824
Other equity-accounted investees	658	679
	$11,484	$9,302

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and six months ended June 30, 2018, the Company recognized its share of CWI’s income of $7,758 and $9,273, respectively (three and six months ended June 30, 2017 - $5,323 and $7,056, respectively) in income from investments accounted for by the equity method.

As of June 30, 2018, the Company has a related party accounts receivable balance of $112 due from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	June 30, 2018	December 31, 2017
Current assets:
Cash and short-term investments	$93,023	$91,720
Accounts receivable	1,410	10,925
	94,433	102,645
Long-term assets:
Property, plant and equipment	1,120	1,245
Deferred income tax assets	25,439	28,096
	26,559	29,341
Total assets	$120,992	$131,986
Current liabilities:
Current portion of warranty liability	$19,850	$25,866
Current portion of deferred revenue	22,379	22,157
Accounts payable and accrued liabilities	7,821	12,603
	50,050	60,626
Long-term liabilities:
Warranty liability	16,254	16,253
Deferred revenue	33,596	38,321
Other long-term liabilities	3,076	3,175
	52,926	57,749
Total liabilities	$102,976	$118,375

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Product revenue	$65,611	$59,507	$94,458	$110,505
Parts revenue	21,298	20,004	44,663	39,732
	86,909	79,511	139,121	150,237
Cost of revenue and expenses:
Cost of product and parts revenue	57,381	50,930	96,394	99,893
Research and development	4,403	7,137	10,481	17,888
General and administrative	288	322	693	647
Sales and marketing	4,357	4,706	7,941	10,225
Foreign exchange loss	12	14	12	13
Bank charges, interest and other	208	152	365	306
	66,649	63,261	115,886	128,972
Income from operations	20,260	16,250	23,235	21,265
Interest and investment income	427	228	775	402
Income before income taxes	20,687	16,478	24,010	21,667

Income tax expense	5,172	5,833	5,464	7,556
Net income	$15,515	$10,645	$18,546	$14,111

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

8. Long-term investments (continued):

(b)    Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”). Previously, the Company held a 35% indirect equity interest in WWI. However, in April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised.  Then in August 2016, the Company sold an aggregate 11.67% equity interest in the WWI joint venture for gross proceeds of $7,372 (RMB 48,185) to Weichai Holding Group Co., Ltd. (to which the Company sold a 6.42% equity interest) and Guanya (Shanghai) Private Equity Partnership (Limited Partnership) (“Guanya”) (to which the Company sold a 5.25% equity interest).  Previous public disclosures of this transaction by the Company referred to Guanya as either “an additional undisclosed purchaser” or, inadvertently, as “Weichai Power Co., Ltd.”, which was not a party to the transaction but instead was a limited partner of Guanya.  The company’s 23.33% equity interest in WWI remains held by the Company’s subsidiary, Westport HK. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

9. Property, plant and equipment:

		Accumulated	Net book
June 30, 2018	Cost	depreciation	value
Land and buildings	$4,837	$1,438	$3,399
Computer equipment and software	8,389	7,495	894
Furniture and fixtures	3,879	2,949	930
Machinery and equipment	87,399	32,846	54,553
Leasehold improvements	12,675	6,678	5,997
	$117,179	$51,406	$65,773

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Land and buildings	$4,947	$1,412	$3,535
Computer equipment and software	7,742	7,438	304
Furniture and fixtures	5,322	3,585	1,737
Machinery and equipment	90,570	33,007	57,563
Leasehold improvements	14,261	7,596	6,665
	$122,842	$53,038	$69,804

10. Intangible Assets:

		Accumulated	Net book
June 30, 2018	Cost	amortization	value
Brands, patents and trademarks	$21,527	$7,498	$14,029
Technology	5,249	4,200	1,049
Customer contracts	12,597	8,914	3,683
Other intangibles	342	336	6
Total	$39,715	$20,948	$18,767

		Accumulated	Net book
December 31, 2017	Cost	amortization	value
Patents and trademarks	$22,031	$6,995	$15,036
Technology	5,400	4,059	1,341
Customer contracts	12,964	8,404	4,560
Other intangibles	351	345	6
Total	$40,746	$19,803	$20,943

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

11. Accounts payable and accrued liabilities:

	June 30, 2018	December 31, 2017
Trade accounts payable	$67,652	$56,309
Accrued payroll	16,145	16,292
Taxes payable	1,465	511
Deferred revenue	874	1,398
Restructuring obligation	688	2,969
Accrued interest	774	1,567
Other payables	5,414	7,179
	$93,012	$86,225

12. Long-term debt:

	June 30, 2018	December 31, 2017
Term loan facility, net of debt issuance costs (a)	$17,960	$18,987
Senior financing (b)	9,706	10,901
Convertible debt (c)	17,359	17,335
Other bank financing (d)	4,645	6,562
Capital lease obligations (e)	908	637
Balance, end of period	50,578	54,422
Current portion	(8,150)	(8,993)
Long-term portion	$42,428	$45,429

(a)     On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility (the "Term Facility"). The loan bears interest at 9% plus monitoring fees, payable quarterly, as well as quarterly principal repayments over four years. The debt issuance costs related to the Term Facility were netted against the carrying value and are being amortized over the term using the effective interest rate method.

The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., and MTM S.r.L., and 85% of the proceeds received from the holdback related to the sale of a portion of the Industrial business segment (as discussed in note 5). As at June 30, 2018, security of $2,531 is held as restricted cash. On reaching certain milestones, the Company has the opportunity to reduce the interest rate to 6%.

(b)     The €10,000 senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior financing. The repayments are summarized in the table below, where the last repayment is on December 31, 2022.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016. Cartesian's debt is secured by an interest in the Company's HPDI 2.0 intellectual property and a priority interest in the Company's CWI joint venture interest. The Company may force conversion of up to half of the $17,500 principal amount of the convertible debt at any time after June 1, 2018 if the Company's shares trade at a price equal to or greater than $4.62 for 20 out of any 30 consecutive days on either the Toronto Stock Exchange or the Nasdaq.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

12. Long-term debt (continued):

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands, and certain accounts receivable in one of our Italian subsidiaries.

(e)     The Company has capital lease obligations with terms of three to five years at interest rates ranging from 3.1% to 12.0%.

The principal repayment schedule of the senior financings and convertible debt are as follows as at June 30, 2018:

	Term loan facility	Senior financing	Convertible debt	Other bank financing	Capital lease obligations	Total
Remainder of 2018	$873	$1,851	$—	$3,245	$192	$6,161
2019	3,747	1,982	—	350	228	6,307
2020	5,747	2,172	—	350	205	8,474
2021	7,593	2,423	17,359	350	159	27,884
2022 and thereafter	—	1,278	—	350	124	1,752
	$17,960	$9,706	$17,359	$4,645	$908	$50,578

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

13. Long-term royalty payable:

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

Holdback proceeds received from the sale of the Industrial business segment in the first quarter of 2018 resulted in royalty repayments to Cartesian of $540.

	June 30, 2018	December 31, 2017
Balance, beginning of period	$19,031	$21,562
Accretion expense	1,993	3,168
Repayment	(2,504)	(10,935)
Prepayment finance charge	—	5,236
Balance, end of period	18,520	19,031
Current portion	(4,702)	(2,390)
Long-term portion	$13,818	$16,641

The minimum repayments are as follows, for the years ending     June 30:

2019	$4,702
2020	6,259
2021	7,592
2022	6,292
2023	1,162
2024 and thereafter	6,758
$32,765

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

14. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Balance, beginning of period	$6,763	$10,980	$6,570	$11,598
Warranty claims paid	(568)	(482)	(1,383)	(1,108)
Warranty accruals	478	237	1,011	387
Change in estimate	(1,266)	(1,117)	(1,266)	(1,117)
Impact of foreign exchange changes	259	(323)	734	(465)
Balance, end of period	5,666	9,295	5,666	9,295
Less: current portion	(3,220)	(4,962)	(3,220)	(4,962)
Long-term portion	$2,446	$4,333	$2,446	$4,333

15. Share capital, stock options and other stock-based plans:

During the six months ended June 30, 2018, the Company issued 1,190,409 common shares, net of cancellations, upon exercises of share units (six months ended June 30, 2017 – 1,066,099 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the six months ended June 30, 2018, the Company recognized $1,658 (six months ended June 30, 2017 - $4,169) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of June 30, 2018 and June 30, 2017 are as follows:

	Six months ended June 30, 2018		Six months ended June 30, 2017
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	4,509,990	$6.00	6,664,591	$6.75
Granted	431,872	3.55	684,284	2.26
Exercised	(1,190,409)	5.79	(1,066,099)	7.03
Forfeited/expired	(767,500)	3.72	(162,535)	6.03
Outstanding, end of period	2,983,953	$5.43	6,120,241	$6.26
Units outstanding and exercisable, end of period	2,511,951	$5.07	1,990,006	$6.16

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

15. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2018 as follows:

June 30, 2018
(CDN $)
Share units:
Outstanding	$9,907
Exercisable	8,340

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Six months ended June 30,
	2018	2017
Research and development	$242	$659
General and administrative	1,149	2,735
Sales and marketing	267	775
	$1,658	$4,169

During the first quarter of 2018, the Performance Stock Units ("PSUs") that had been conditionally approved were finalized and granted. As a result, the stock-based compensation of $2,447 related to 730,000 PSUs was reclassified from a liability to shareholders' equity.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

16. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian. Refer to note 8(a) for the related party transactions with CWI, and notes 3(e), 5, 8(b), 12(c) and 13 for transactions with Cartesian.

17. Commitments and contingencies:

(a)    Contractual Commitments

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2018	$4,460
2019	4,398
2020	3,024
2021	1,294
2022	1,215
Thereafter	571
$14,962

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

As disclosed in the Company’s previously filed interim financial statements and management's discussion and analysis, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to the Company for information concerning its WWI joint venture and compliance with the Foreign Corrupt Practices Act ("FCPA") and securities laws related to disclosure in SEC filings in connection with the Company's operations in China.  The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. The Company is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC's investigation. To date the Company has devoted significant time and attention to these matters, and the Company may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and the requirements in response thereto could have a material adverse impact on the Company's results of operations, financial condition, liquidity and cash flows. While the Company cannot estimate its potential exposure, if any, in these matters at this time, the Company has already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expects to continue to need to expend significant amounts to respond to the SEC investigation. During the quarter ended June 30, 2018, the Company recorded expenses related to the SEC investigation of $2,513, net of insurance recoveries and to date has recorded aggregate net expenses related to such investigation of $5,271. Although the Company maintains insurance that may provide coverage for some of these expenses, and has given notice to the insurers of the matter, there is a risk that certain of the expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, our ultimate liability may possibly exceed the available insurance.

The Company is also engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

18. Segment information:

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the Company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment have been combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, the Company manages and report the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Company. All comparative figures presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the Company includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Transportation Business Segment

Westport Fuel Systems Transportation group designs, manufactures, and sells alternative fuel systems and components for transportation applications.  The Company's diverse product offerings are sold under established global brands and include a broad range of alternative fuels which have environmental and economic advantages including: liquefied petroleum gas (“LPG”), CNG, liquefied natural gas (“LNG”), renewable natural gas (“RNG”), and hydrogen. The Company supplies its products and services through a global network of distributors and original equipment manufacturers (“OEMs”) in more than 70 countries. Today the Company's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, high horsepower, cryogenics, and hydrogen applications.

The Transportation group includes the Westport HPDI 2.0™ product line, technologies such as high efficiency spark ignited (“HESI”) and electronics, current and advanced research and development programs, supply chain, and product planning activities.

The Company announced the sale of its CNG Compressor business on May 17, 2018 and the sale was completed on July 25, 2018 (see note 5 for details). As a result, the revenues and expenses related to this business have been recorded in discontinued operations for the current and prior periods.

Cummins Westport Inc. Joint Venture

CWI, the 50:50 joint venture with Cummins, serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers.

Corporate Segment
The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as research and development expenses relating to the protection of the Company’s intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

18. Segment information (continued):

Financial information by business segment as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenue:
Transportation	$80,489	$58,637	$144,321	$115,916
CWI	86,909	79,511	139,121	150,237
Total segment revenues	167,398	138,148	283,442	266,153
Less: equity investees' revenue	(86,909)	(79,511)	(139,121)	(150,237)
Consolidated revenue from continuing operations	$80,489	$58,637	$144,321	$115,916
Consolidated revenue from discontinued operations	$3,848	$13,899	$7,611	$34,189

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Operating income (loss):
Transportation	$2,450	$(10,541)	$(2,382)	$(17,456)
Corporate	(8,714)	(6,273)	(14,282)	(11,141)
CWI	20,260	16,250	23,235	21,265
Restructuring recoveries (costs)	(193)	1,545	(808)	(29)
Foreign exchange gain (loss)	(5,233)	(1,004)	(5,199)	567
Gain (loss) on sale of investment and assets	(3)	—	(59)	67
Total segment operating income (loss)	8,567	(23)	505	(6,727)
Less: equity investees’ operating income	(20,260)	(16,250)	(23,235)	(21,265)
Consolidated operating loss from continuing operations	$(11,693)	$(16,273)	$(22,730)	$(27,992)
Consolidated operating income (loss) from discontinued operations	$(39)	$(188)	$(403)	$329

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

18. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

	% of total revenue from continuing operations
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Europe	62%	61%	63%	68%
Americas	17%	25%	16%	21%
Asia	10%	14%	10%	9%
Other	11%	—%	11%	2%

As at June 30, 2018, total long-term investments of $10,826 (December 31, 2017 - $8,756) were allocated to the Corporate segment and $658 (December 31, 2017 - $546) to the Transportation segment.

Total assets are allocated as follows:

	June 30, 2018	December 31, 2017
Transportation	$241,986	$254,037
CWI	120,992	131,986
Corporate	35,285	42,593
	398,263	428,616
Add: assets held for sale	11,721	16,992
Less: equity investees’ total assets	(120,992)	(131,986)
Total consolidated assets	$288,992	$313,622

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

19. Financial instruments:

(a)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At June 30, 2018, the Company has $51,187 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at June 30, 2018:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years		>5 years
Accounts payable and accrued liabilities	$93,012	$93,012	$93,012	$—	$—		$—
Term loan facility (note 12 (a))	17,960	23,950	2,579	13,128	8,243		—
Senior financing (note 12 (b))	9,706	10,379	2,168	4,468	3,743		—
Convertible debt (note 12 (c))	17,359	22,096	794	3,150	18,152	—	—
Other bank financing (note 12 (d))	4,645	4,716	3,302	712	702		—
Long-term royalty payable (note 13)	18,520	32,765	4,702	13,852	7,453	—	6,758
Capital lease obligations (note 12 (e))	908	934	209	442	283		—
Operating lease commitments	—	14,962	6,290	6,251	2,254		167
	$162,110	$202,814	$113,056	$42,003	$40,830		$6,925

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents the Company's interest in CWI, WWI and other investees. CWI is accounted for using the equity method. WWI and other investees are equity investments accounted for at fair value.

The carrying value reported in the condensed consolidated balance sheet for obligations under capital leases, which is based upon discounted cash flows, approximates their fair values.

The carrying value of the Term Facility included in the long-term debt (note 12(a)) approximates its fair values as the loan was executed shortly before the 2017 year end. The carrying value reported in the condensed consolidated balance sheet for senior financing (note 12(b)) approximates its fair values as at June 30, 2018, as the interest rates on the debt is floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2018 and 2017

19. Financial instruments (continued):

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2018, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

20. Subsequent event:

On July 25, 2018 the Company completed the sale of the Compressor business to Snam S.p.A., a leading European gas utility company, for gross proceeds of approximately $14,356 (€12,300) with a holdback of $586 (€500) to be released upon fulfillment of an independent audit process to be completed within 30 business days of the closing. Refer to note 5 for more details.